SEC FILE NO. 000-51091
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             U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                        AMENDMENT NO. 1

                             FORM 10SB

                 GENERAL FORM FOR REGISTRATION OF
              SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                     AEROBIC CREATIONS INC.
           --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                        20-0781155
------------------------------     -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number

        201 - 15225 Thrift Avenue
        White Rock, B.C., Canada                 V4B 2K9
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (604) 576-2327
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                               PART I
                               ======

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------
General
-------
Aerobic Creations Inc. (the "Company") was incorporated in the State of Nevada on February 25, 2004 to commence the production and sales of aerobics workout DVDs for personal and professional use. In May 2004, we completed a public offering of our securities pursuant to an exemption provided by Rule 504 of Regulation D, registered in the State of Nevada, and raised a total of $40,000. We have commenced limited business operations and are currently developing our products and website. We are in the development stage and have not yet sold any of our products or realized any income.

Background of the Industry
--------------------------
The word "Aerobics" was coined by Dr. Kenneth H. Cooper, a physician at the San Antonio Air Force Hospital in Texas, to denote a system of exercise he developed to help prevent coronary artery disease.
Dr. Cooper's book about the exercise system, Aerobics, was published in 1968; one year later, Jackie Sorenson developed a series of aerobic dance routines to improve individual's cardiovascular fitness.
A new fitness industry was born and over the last 35 years "Aerobics" and all its various forms of dance and exercises have spread throughout the world and have become a popular form of fitness exercise.

Many names or terms have been adopted to further distinguish the various specialties within the Aerobics fitness label. Some of the following are the most popular and recognizable: Step Aerobics, Power-Step Aerobics and Low-Impact Aerobics.

People's daily lives are becoming increasingly busier and their lifestyles are becoming more stressful. As a result, they are becoming more health conscious and recognize the need for fitness and exercise as a vitally important component of maintaining a healthy mind and body. We feel that the various exercise movements contained in our aerobics workout tapes will provide a good basis for an individual's fitness requirements, as well as offer a diverse range of moves that will keep the individual interested, motivated and inspired to continue the exercise program over a long period of time.

Overview of Business Plan
-------------------------
We intend to operate our business with two distinct areas of focus:
Production of aerobics workout DVDs and the distribution/sales of those aerobics workout DVDs.

The production of the aerobics workout DVDs will use currently available technologies and will follow proven video to DVD production protocols. Various aerobics movements and routines will be recorded, digitally stored and categorized - forming the Aerobics Movements Library (AML). The movements and routines will then be reformatted and digitally assembled into complete aerobics workouts, at which point they will be burned onto DVDs for sale and distribution.

We intend to offer several different aerobics workout DVDs, but they will generally be placed into two different categories, Mass Appeal DVDs (MADs) and Personalized DVDs (PDs). Consumers will be able to custom order an aerobics workout DVD, selecting the combination of movements they enjoy to produce their own specific aerobics DVD. They will be able to play their aerobics workout DVDs on their home DVD players and enjoy the workout they like to do in the comfort of their own home. In addition, they may choose to play them on their home computers or on their laptops/portable DVD players while traveling or away from home to maintain their workout schedule.

We intend to sell the MADs and PDs through various distribution channels including: fitness clubs, fitness trade shows and publications, and via our website at www.aerobicreations.com. We may also look into the possibility of selling through infomercials as and when funds become available.

Product Line
------------
Our aerobics workout DVDs will be placed into two different categories - Mass Appeal DVDs (MADs) and Personalized DVDs (PDs). The basis for all the MADs and PDs will be formed from our Aerobics
Movements Library (AML). Essentially, the AML will be used in the production of MADs and PDs.

                   Aerobics Movements Library
                   --------------------------
A complete aerobics workout consists of several different aerobics movements that are performed one after another. We record each individual aerobic movement or combination movement and categorically store them digitally. There are many different movements and the Company will organize them into easily identifiable master categories such as: Step, High Impact, Low Impact, Warm Up and Warm Down. These would then have sub-categories such as: Single Movement, Double Movement, Four-Step Combination and Eight-Step Combination.

Each movement or combination will be digitally recorded and then digitally transferred to storage for further production. Once the initial AML is developed, we will commence the production of the MADs and PDs by utilizing current technologies to digitally link all the individual movements and combination movements into a complete aerobics workout. Once the complete aerobics workout has been digitally assembled, it will be digitally transferred onto a DVD and be ready for distribution and sale. We intend to continually add more movements to the AML in order for it to be able to offer an increasing variety of MADs and PDs containing different movements.

MADs: Mass Appeal DVDs: We intend to initially produce 4 different MADs while building the AML. The following is a list of the MADs that we intend to initially produce:

-	Sport Step - Athletic moves and intervals designed to increase
	   aerobic capacity by varying the intensity within a workout. This workout will challenge the beginner, the athlete and anyone in between.

-	Step Right Up - Whether you are a beginner or advanced, you'll
	   enjoy this workout! Together we will go on a journey, starting with basic moves which progress to advanced choreography.

-	Sassy and Seamless - This is a workout full of fun and
	   challenging choreography. This energizing style is designed to challenge both the body and the mind.

-	Step Jam - This is the ultimate all-in-one workout including both choreography and interval training. Each vignette of choreography is separated by athletic intervals. Perfect to challenge any participant!

PDs: Personalized DVDs: We will produce PDs for individual consumers when an order is placed. Current technology permits us to store all the possible individual aerobics movements and when we receive a personalized request, we will custom produce a specific aerobics workout DVD that will incorporate all the specified requirements of the individual. Such individual requirements might be centered around the individual's fitness desires and physical limitations, which might include: only low impact movements, extended warm down movements, more emphasis on stretching, more emphasis on anaerobic high impact movements, etc. We will have the ability to produce a PD for every individual, because the AML will contain movements that can be digitally linked together to produce a customized aerobics workout incorporating the individual's personal preferences.

We estimate the approximate cost of producing an aerobics workout DVD will be around $5.00. This cost is directly proportional to the fluctuating prices of the blank DVDs being used and the types of packaging being implemented. We intend to retail the MADs for $24.95 and the PDs for $39.95. As the AML is expanded and new MADs are produced, poor selling MADs will be eliminated from our product line, but digitally stored for possible future re-release.

Marketing and Sales
-------------------
We plan to wholesale or consign our products to fitness clubs and fitness stores that offer aerobics classes, instruction or merchandise. We also plan to retail our products through fitness trade shows, direct sales through advertising in fitness publications and via our website located at www.aerobicreations.com. We are also considering the future use of infomercials as a way to market and sell our products, as and when funds become available.

We intend to sell our products to fitness clubs and fitness stores. Since fitness clubs and stores service our primary target consumer, we feel this marketing effort will help establish our brand name. Initially, we will attempt to establish business relationships with fitness clubs in the Province of British Columbia in order to sell our products in and to their facilities.

We will also sell our products directly to consumers by marketing the DVDs at fitness tradeshows and by advertising in fitness publications. There are several different local and regional fitness tradeshows throughout the year and are currently evaluating which events will provide the best opportunity to introduce, display and sell our products. In addition, we will advertise in fitness publications which have the largest audiences of potential customers and focus on aerobics or cardiovascular fitness publications, while maintaining the lowest expenditure of resources.

Due to the high cost of shipping, we plan to only make our products available in Canada and the United States initially. Our online customers will be able to order products, pay for them with their credit card and have the products shipped directly to them. As Internet usage continues to grow and online purchases become much more commonplace, it is expected that this will become an inexpensive and effective way for us to market and sell our products.

We are confident that once we have acquired a new customer, that individual will be quite satisfied with the products and will continue to return and purchase more of our products as opposed to being a one-time purchase.

Money-Back and Other Guarantees
-------------------------------
We will provide each customer with a thirty-day money-back, satisfaction guarantee, permitting the return of any unused products if the customer is not completely satisfied with their purchase. We intend to fully stand behind our products.

Fulfillment and Distribution
----------------------------
We will fulfill all customer orders from our offices in Canada. We will pack the items and then deliver them to UPS, the United States or Canadian Postal Service or other shipping company for distribution to consumers in Canada and the United States. We are committed to shipping accurate orders, efficiently and in a timely manner. Delivery time is currently estimated to be within ten business days from the date of the receipt of the order. We will charge each customer in advance for the shipping costs associated with the order. We intend to obtain office and/or warehouse space as the need for more production and product availability grows.

Customer Service
----------------
The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post-purchase support. We believe that the ability to accurately fulfill orders, ship products quickly to a customer's door and efficiently handle customer inquiries is as important to customer satisfaction as a superior product selection. We believe that a high level of customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted brand name. Accordingly, while we currently do not have the financial resources, nor the need to employ any customer service personnel, we do intend to develop a stringent customer service policy. Currently, management will be available via e-mail, from 8:00 a.m. to 5:00 p.m., PST, Monday through Friday, or via voicemail. We will provide order and shipping confirmations (with tracking numbers) or notifications of out-of-stock items to customers via email. We are dedicated to providing superior customer satisfaction to secure repeat customers.

Sources and Availability of Raw Materials
-----------------------------------------
We currently purchase our raw materials and supplies such as blank DVDs and DVD packaging supplies from different suppliers such as Future Shop, Office Depot and Staples. We do not have any material contracts with these suppliers and are on a cash purchase basis at this time. Once our business is established and sales increase, we intend to shop for better prices based on larger lot purchases of the materials and supplies needed to produce our DVDs. All of the materials and supplies used in production are readily available from many different suppliers and, if and when necessary, we will be able to substitute our current suppliers if certain supplies we need are unavailable or if we are able to obtain better prices.

Competition
-----------
Competition for our products comes primarily from two distinctive groups. The first being well known celebrities and models who use their popularity to help promote their fitness/aerobics videos. The second group consists of less well known individuals who usually have much greater experience and credentials when it comes to physical fitness. We also compete with every fitness club or community center that offers aerobics classes.

There are a large number of celebrities and models who star in and promote a wide range of exercise videos. Some of the better known and more successful people are Jana Fonda - actress, Paula Abdul - singer, dancer and TV personality, Rachel Hunter, Claudia Schiffer and Cindy Crawford, all very well known and easily recognizable super models. Some of the better known fitness gurus starring in exercise videos are Denise Austin, Kathy Smith, Leslie Sansone, Billy Blank, well known for his Tae Bo series, and Richard Simmons, well known for his "Sweating to the Oldies" series.

The market for exercise videos on all viewing formats is extremely competitive with so many different products in the marketplace.
There are also numerous different distribution channels which all these products compete to be sold through. They include in-store sales in video stores, department stores, supermarkets, fitness clubs and stores, as well as online internet sales and through infomercials.

We feel the primary factors for our success in the highly competitive industry will be our unique style, up-to-date and constantly changing library of movements and our ability to personalize workouts, as well as our competitive pricing. By using the unique component system of putting exercise DVDs together, we will seek to establish and strengthen our brand name as a provider of quality PDs. In order to be successful in establishing our brand, however, consumers must perceive us as a trusted source for effective and fun exercise DVDs. Because of our unique approach to producing our DVDs, we are able to keep production costs low, while not having to maintain a large inventory. In doing so, we are able to price our products competitively, while using a more fun and unique approach to creating exercise DVDs, which we feel will make our products more desirable. Because of our ability to store aerobics steps and routines digitally, we can produce a wide range of workout DVDs and PDs quite easily. As a result, we believe that consumers will find our choice of products more desirable. By aggressively focusing on several different sales channels, we hope that we will be able to build up our brand name, which will help us compete effectively in a very competitive industry.

Patents and Trademarks
----------------------
We currently have no patents or trademarks for our products or brand name; however, as business is established and operations expand, we may seek such protection. Despite efforts to protect our proprietary rights, such as our brand and product line names, since we have no patent or trademark rights unauthorized persons may attempt to copy aspects of our business, including our web site design, products, product information and sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and content. Any encroachment upon our proprietary information, including the unauthorized use of our brand name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

Governmental Regulations
------------------------
We are not currently aware of any federal, state or local regulations that we may be subject to at this time; however, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal data regarding our users to any third parties and currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our products and services or require us to redesign our web site. We are uncertain as to how our business could be impacted by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior o the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our products, increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

Office Facilities
-----------------
We lease shared office facilities at 201 - 15225 Thrift Avenue, White Rock, British Columbia on a month-to-month basis for approximately $75 US per month. The facilities include fax services, reception area and shared office and boardroom meeting facilities. We are also currently using the residence of Nicole and Norm Funk, our officer and directors, for production of the MADs and PDs on a rent-free basis. We utilize fitness clubs and temporary fitness space on an as-need basis to video the different movements and routines that we use in the production of the DVDs. Currently, we have not incurred any facility rental costs.

Employees
---------
At the present time, we have two employees, who are our officers and directors. We intend to add staff as needed, as we expand operations.

Available Information
---------------------
 Upon the effective date of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------------------------------------------------------------------
Results of Operations
---------------------
We expect our current cash in the bank of $33,278 at September
30, 2004 and as of the date of the filing of this registration statement, plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. We currently project that we will have our initial inventory ready for sale so we can begin generating revenues in February 2005; however, as of the date of this registration statement, we had not yet generated any revenues.

 Norm and Nicole Funk, our officers and directors, have agreed to advance funds to us on an as-needed basis for operating expenses until such time as we become profitable. Any such advances or loans would be repaid from revenues as and when they become available, at no interest charge to us.

During the next 12 months, we do not intend to spend any funds on research and development during the next 12 months, as we will be doing additional research work ourselves. Some of this work will include researching the Internet for additional information about new and advanced aerobic steps and exercise techniques to update our products and post on our website to attract and enhance our customers visits. We will also keep abreast of our competitors' offerings for new ideas and offerings.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months. For the period from inception to September 30, 2004, we had no revenues and incurred net operating losses of $13,861, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our initial public offering documents in the State of Nevada and production of our initial product line.

Net cash provided by financing activities since inception was $44,200, $39,200 of which were the total proceeds raised in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to generate revenues sufficient for operations, we may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

The independent auditor's report accompanying our May 31, 2004 audited financial statements contain an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements have been prepared "assuming that the Company will continue as a going concern," which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business. Our ability to continue as a going concern is dependent on raising additional capital to fund our operations or generating revenues.
There can be no assurance that we will be able to raise sufficient additional capital or eventually positive cash flow from operations to address all of our cash flow needs.

Plan of Operation/Projected Milestones
--------------------------------------
In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below:

- Complete AML (library of steps/movements/exercises) - We will incur expenses for the production of additional movements to finalize our Aerobics Movements Library or AML. These expenses will be fees paid to a videographer to film the moves and to transfer them from video to a computer for storage. It is anticipated that we will have a total of four (4) different MADs available for sale by the end of January 2005. We currently estimate the total cost to achieve this milestone will be approximately $750.

- Implement direct sales campaign. As soon an our initial AML is ready, we intend to implement our direct sales campaign by personally contacting (either in person or by telephone, or both), all of the local fitness clubs, followed by department stores and specialty sports shops that sell fitness videos/DVDs. We are currently gathering listings of potential contacts and are planning to begin this campaign sometime in January/February 2005. There will be minimal costs associated with completion of this milestone, as all sales calls will be made by our officers and directors, who are not currently being compensated.

- Attend local trade shows - We plan to attend local trade shows geared to fitness and, as soon as affordable, plans to attend shows in other areas of Canada and the United States. Since the costs to attend local shows and obtain a trade booth to exhibit our products will be relatively low, we intend to obtain a listing of all shows for the upcoming year and will plan to attend as many as feasibly possible. Currently, we do not have any concrete plans to attend or participate in any shows, so we are unable to estimate what the costs to complete this milestone will be at this time.

- Continue to improve our website and content - We intend to continue to build and host an online store at our website at www.aerobicreationsinc.com, where our products can be purchased and shipped. Our website will be fully operational in early January 2005 and we expect to be ready to begin taking orders by mid-January, early February, 2005.

- Expand operations to include infomercials - Once we are fully operational, taking and shipping orders and placing/selling our products to local businesses for resale to their clientele, we hope to expand our sales channels to possibly include producing and airing television infomercials. We are currently researching the costs to implement this milestone and, once funds become available from revenues, we will begin requesting quotes from infomercial producers. We currently estimate we will be able to implement this milestone approximately 6-12 months after we begin selling our products, or next summer sometime.

To date, we have spent no monies on research and development activities, as they have all been performed by our officers and directors.

Some of the Significant Risks Associated with Our Business
-------------------------------------------------------------

1. We are a high risk, start-up company and, as such, there is uncertainty regarding our future profitability.

Since we have only been incorporated and in existence since
February 25, 2004, are in our organizational and development stage, and have not yet had any earnings, there is no guarantee that we will
be successful in our proposed business plans.   Our independent
auditors have expressed the opinion that there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on raising additional capital to fund our operations or by generating revenues.
There can be no assurance that we will be able to raise sufficient additional capital or eventually positive cash flow from operations to address all of our cash flow needs. We face all the risks inherent in a relatively new business and there can be no assurance that our activities will be successful and/or result in any sales of our products and/or profits.

2. We are dependent on additional financing, which may be unavailable to us or, if available, may cause additional dilution to our shareholders.

Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that other additional financing would be available, if and when required, or on terms favorable to us. Our officers and directors have agreed to advance loans, at no interest to us for operating expenses, on an as needed basis, until such time as we are profitable. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

3. There is currently no established public trading market for our common stock.

Our securities are listed for quotation in the "pink sheets" under the trading symbol "AERC"; however, there is currently no active trading in our common stock and there is no assurance that an active trading market will ever develop. Accordingly, there is a very high risk that our current stockholders may not be able to be resell their securities at any time in the future.

4. We must establish, maintain and strengthen our "brand name" in order to attract and retain customers.

In order to attract and retain a customer base and increase online traffic, we must establish, maintain and strengthen our "brand name". In order to be successful in establishing our brand, consumers must perceive us as a trusted source for quality products. If we are unable to attract and retain customers with our current marketing and sales plans, we may not be able to successfully establish our brand name or generate any revenues.

5. We could experience fluctuations in the availability and cost of raw materials and/or supplies we use in our DVD production.

Our operating results are vulnerable to fluctuations in the cost and availability of raw materials we use in the production of our DVD products. We will seek to ensure that alternate qualified suppliers are available in the event there are production, delivery or other problems with our primary vendors, but any unavailability of materials could impact our sales and revenues.

6. The exercise video industry is highly competitive and there is no guarantee our DVDs will be well received or successful.

The exercise video industry is highly competitive and there are numerous well-established competitors, including national, regional and local small engine manufacturers and distributors who have substantially greater financial, marketing, personnel and other resources than we have. There can be no assurance that we will be able to respond to various competitive factors affecting our industry or successfully compete with the many larger, well established name brand competitors. If we are unable to successfully compete in the development and marketing of our finished products, we may be unable to generate any revenues.

7. We are subject to the many risks of doing business internationally, including but not limited to the difficulty of enforcing liabilities in foreign jurisdictions.

We are a Nevada corporation and, as such, are subject to the jurisdiction of the State of Nevada and the United States courts for purposes of any lawsuit, action or proceeding by investors herein. An investor would have the ability to effect service of process in any action on the company within the United States. In addition, we are registered as a foreign corporation doing business in Canada and are subject to the local laws of Canada governing investors ability to bring actions in foreign courts and enforce liabilities against a foreign private issuer, or any person, based on U.S. federal securities laws. Generally, a final and conclusive judgment obtained by investors in U.S. courts would be recognized and enforceable against us in the Canadian courts having jurisdiction without reexamination of the merits of the case.

Since all of our officers and directors and certain experts named in this prospectus, reside outside the United States, substantially all or a portion of the assets of each are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised that, based on the current political relationship with the U.S., there is little doubt as to the enforceability of judgments obtained in U.S. Courts against Canadian citizens or businesses.

8. Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not currently own any property. We lease shared office facilities at 201 - 15225 Thrift Avenue, White Rock, British Columbia on a month-to-month basis for approximately $75 US per month. The facilities include fax services, reception area and shared office and boardroom meeting facilities. We are also currently using the residence of Nicole and Norm Funk, our officers and directors, for production of the MADs and PDs on a rent-free basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on the date of this filing for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 1,800,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Nicole Funk	(2)          500,000		      28%
Unit 30 15030 58th Ave
Surrey, BC, Canada V3S 9G3

Norm Funk (2)                500,000   		      28%
Unit 30 15030 58th Ave
Surrey, BC, Canada V3S 9G3
--------------------------
All Officers and
Directors as a Group (3)     1,000,000                56%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters. In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(2) Nicole and Norm Funk are husband and wife and as such, are each beneficial owners of 28%, and together 56%, of the total outstanding shares of our company.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officers, directors or beneficial owners and no plans to issue any such rights in the future.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Name                        Age     Position(s)
----                        ---     -----------
Nicole Funk (1)             32     President, CEO, CFO,
                                   Treasurer, Principal
                                   Accounting Officer
                                   and Director

Norm Funk (2)               37    Secretary and Director

(1)  Nicole Funk and Norm Funk are husband and wife.

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------
Nicole Funk has been the President, CEO, CFO, Treasurer, Principal Accounting Officer and a Director of our company since inception. From 1992 to the present, she has been teaching aerobics in a variety of private fitness facilities within British Columbia, Canada. Some such facilities include Gold's Gym, (Surrey, BC) Diva Fitness (White Rock, BC) and Just Ladies Fitness (White Rock and Langley, BC). From September, 2001 until now, Nicole has been on parental leave from the

Langley School Board. From September 1997 until June 2001, Nicole taught high school physical education and home economics at Brookswood Secondary in Langley, BC, Canada. From 1992-1995, she worked for Fitness Now in Delta, BC, a fitness facility where she did sales, weight training and aerobics instructing. Nicole graduated from the University of British Columbia (UBC) in 1996 with a bachelor's degree in Human Kinetics, with a minor in Home Economics. In 1997, she also received a bachelor's degree from UBC in Education. Currently, Nicole is certified with the British Columbia Recreation and Parks Association as an aerobics instructor and is current in her CPR and First Aid certifications. Nicole devotes full time to our business.

Norm Funk has been the Secretary of the Company since inception.
From 1995 to the present, he has been employed at Willingdon Church in Burnaby, BC, Canada where he is the Pastor. From 1992-1995, he served as a Pastor at Eagle Ridge Fellowship in Coquitlam, BC. Norm also does some itinerant speaking for a variety of different age groups in churches, camps and retreat settings throughout the year. In addition, Norm spends several weeks a year training youth workers employed in churches in Western Canada and the Northwestern United States. Norm graduated from Seattle Pacific University with a B.A. in Christian Education in 1991 and is currently working on his Master's degree at Regent College at the University of British Columbia. Norm devotes approximately 15 hours per week to our business operations.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

-----------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Nicole Funk       2004  None    None   None      None      None
President, CEO,
CFO, Treasurer,
Principal
Accounting Officer
and Director

Secretary and     2004  None    None   None      None      None
Director
-----------------------------------------------------------------

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We are currently using the home of our officers and directors in Canada on a rent-free basis to produce, package and ship our products. There is no written lease agreement or other material terms or arrangements relating to said arrangement. We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of this filing, there were 1,800,000 shares of Common Stock issued and outstanding, which are held by a total of 28 stockholders of record.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Holladay Stock Transfer, Inc. of Scottsdale, Arizona, an independent stock transfer agency.

                             PART II
                             =======

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
As of the date of this filing, there were a total of 28 shareholders of record, holding a total of 1,800,000 shares of our common stock. We are listed for quotation in the pink sheets under the symbol AERC; however, an active trading market in our securities has not yet been established.

A total of 1,000,000 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 800,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our Management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Dale Matheson Carr-Hill LaBonte, Independent Registered Public
Accountants, have been our only auditors since inception and there have been no disagreements between us.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On February 25, 2004, a total of 1,000,000 shares of Common stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our officers and directors. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made to the officers and directors only in transactions not involving a public offering. The purchasers were our officers and directors who had access to all of the information which would be required to be included in a registration statement. Each of the purchasers were sophisticated investors who had the ability to bear the economic risk of the loss of their investment and there was no general solicitation or advertising associated with the sales.

In May, 2004, a total of 800,000 shares of Common Stock were issued to 26 investors in exchange for $40,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on May 6, 2003. Prior to purchase, each purchaser was furnished a copy of an Offering Memorandum, reviewed and qualified by the State of Nevada, which contained all of the required financial and business disclosures, as well as information regarding the limitations on possible resale of their shares in the future, all pursuant to the disclosure requirements of Regulation D, Rule 504. In addition, each purchaser was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and any additional information they wanted to verify the accuracy of the information we furnished in the Offering Memorandum. None of the purchasers requested any information in addition to the offering documents. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law, and specifically, Nevada
Revised Statutes Ch. 78.751, and Article 5.1 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interests. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                              PART F/S
                              ========

Following are audited financial statements for the period from inception to May 31, 2004, audited by Dale Matheson Carr-Hilton LaBonte, our Independent Registered Public Accountants, and the unaudited financial statements for the period ended September 30, 2004.

                               AEROBIC CREATIONS INC.
                      (A Development Stage Enterprise)

                               FINANCIAL STATEMENTS

                               MAY 31, 2004 (Audited)

                                        AND

                           SEPTEMBER 30, 2004 (unaudited)








INDEPENDENT AUDITORS' REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS

STATEMENT OF STOCKHOLDERS' EQUITY

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

                                            1


                                            21

DALE MATHESON          Partnership Of:        Robert J. Burkart, Inc.
CARR-HILTON LABONTE    Alvin F. Dale, Ltd. James F. Carr-Hilton, Ltd.
-------------------    Robert J. Matheson,   Peter J. Donaldson, Inc.
CHARTERED ACCOUNTANTS   Inc.                       R.J. LaBonte, Ltd.
                                                 Fraser G. Ross, Ltd.
------------------------------------------------------------------------------
	            INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------
To the Stockholders and Board of Directors of Aerobic Creations Inc.

We have audited the balance sheet of Aerobic Creations Inc. (a development stage enterprise) as at May 31, 2004 and the statements of operations, changes in stockholders' equity and cash flows for the period from February 25, 2004 (inception) to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and cash flows and the changes in stockholders' equity for the period from February 25, 2004 (inception) to May 31, 2004 in accordance with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is dependent on raising additional capital to fund future operations and generating net profits from its planned business operations raising substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dale Matheson Carr-Hilton LaBonte
Dale Matheson Carr-Hilton LaBonte
CHARTERED ACCOUNTANTS
Vancouver, B.C.
June 3, 2004

A Member of MMGI International, A Worldwide Network of Independent
              Accountants and Business Advisors

Vancouver Offices: Suite 1700-1140 West Pender Street, Vancouver,
                   B.C., Canada V6E 4G1, Tel: 604-687-4747
                   Fax: 604-687-4216
                   Suite 610-938 Howe Street, Vancouver, B.C.,
                   Canada, V6Z 1N9, Tel: 604-682-2778
                   Fax: 604-689-2778
Surrey Office:     Suite 303-7337  137th, Surrey, B.C., Canada,
                   V3W 1A4, Tel: 604-572-4586  Fax 604-572-4587

                                       2

                                      22

                             Aerobic Creations, Inc.
                         (A Development Stage Enterprise)
                                 Balance Sheets

A S S E T S
-----------
                                 September 30, 2004   May 31, 2004
                                     (unaudited)       (audited)
                                 ------------------   ------------
Current Assets
--------------
 Cash                        $    33,278        $   41,004
                                    -----------        ----------
  Total  Assets                     $    33,278        $   41,004
                                    ===========        ==========

L I A B I L I T I E S
---------------------
Current Liabilities
-------------------
  Accounts Payable                       2,939              2,221
                                    ----------         ----------
  Total Current Liabilities              2,939              2,221
                                    ----------         ----------

S T O C K H O L D E R S '    E Q U I T Y
-------------------------------------------
Common Stock
100,000,000 authorized shares,
  par value $.001
1,800,000 shares issued and
  outstanding                            1,800             1,800
Additional Paid-in-Capital              42,400            42,400
Deficit accumulated during
  development stage                    (13,861)           (5,417)
                                    ----------         ---------
Total Stockholders' Equity              30,339            38,783
                                    ----------         ---------
Total Liabilities and Stockholders'
Equity                              $   33,278         $  41,004
                                    ==========         =========

Going Concern Contingency (Note 1)

The accompanying notes are an integral part of these financial statements.


                                      3

                                     23



                        Aerobic Creations Inc.
                  (A Development Stage Enterprise)
                      Statements of Operations

                                                             February 25, 2004
                       Four Months Ended	February 25, 2004   (inception) to
                      September 30, 2004   (inception) to   September 30, 2004
                          (Unaudited)       May 31, 2004	   (Unaudited)
                      ------------------  ----------------- ------------------
Revenues:
--------
Revenues                   $        -       $         -       $          -
                           ----------       -----------       ------------
Total Revenues

Expenses:
---------
Operating Expenses             8,444              5,417            13,861
                           ---------        -----------       -----------
Total Expenses                 8,444              5,417            13,861

Net loss from Operations      (8,444)            (5,417)          (13,861)
                           =========        ===========       ===========

Provision for Income Taxes:
--------------------------
Income Tax Benefit
  Net Income (Loss)
  for the period           $ (8,444)        $    (5,417)      $   (13,861)
                           ========         ===========       ===========

Basic and Diluted Earnings
Per Common Share               -               (0.01)            (0.01)

Weighted Average number
of Common Shares used in
per share calculations 1,800,000           1,049,485         1,467,580
                          =========         ===========        ==========

The accompanying notes are an integral part of these financial statements.


                                         4

                                         24



                             Aerobic Creations Inc.
                       (A Development Stage Enterprise)
                     Statements of Stockholders' Equity
For the period from February 25, 2004 (inception) to September 30, 2004
                               (Unaudited)

                                                   Accumulated
                                                    Deficit During
                                  $0.001    Paid-In  Development Stockholders'
                         Shares   Par Value Capital   Period      Equity
                         --------- -------- --------  ---------- ------------
Balance, February 25,
2004                            - $      - $      -  $        - $         -

Shares issued for
cash at $0.005 per
share-Feb. 2004        1,000,000    1,000    4,000           -       5,000

Shares issued for
cash at $0.05 per
share-May 2004,
net of commission
of $800                  800,000      800   38,400           -      39,200

Net Income (Loss)
for the period from
February 25, 2004
(inception) to
May 31, 2004                                             (5,417)    (5,417)
                       ----------- -------- --------  ---------- -----------
Balance,
May 31,2004            1,000,000    1,800   42,400       (5,417)    (5,417)
                       ----------- -------- --------  ---------- -----------

Net Income (Loss)
for the four month
period ended
September 30, 2004
(unaudited)                                              (8,444)    (8,444)
                       ----------- -------- --------  ---------- -----------
Balance,
September 30, 2004     1,800,000    1,800   42,400      (13,861)    30,339
                       =========== ======== ========  ========== ===========

The accompanying notes are an integral part of these financial statements.


                                         5

                                        25


                              Aerobic Creations Inc.
                       (A Development Stage Enterprise)
                           Statements of Operations
                                                             February 25, 2004
                       Four Months Ended	February 25, 2004   (inception) to
                      September 30, 2004   (inception) to   September 30, 2004
                          (Unaudited)       May 31, 2004	   (Unaudited)
                      ------------------  ----------------- ------------------
Cash Flows from
Operating Activities:
--------------------
Net Income (Loss)         $  (8,444)       $  (5,417)            $    (13,861)
for the period

Accounts Payable                718            2,221                    2,939
                          ---------        ---------             ------------
Net Cash  Used In
Operating Activities      $  (7,726)       $  (3,196)            $    (10,922)
                          ---------        ---------             ------------
Cash Flows from
Investing Activities:
--------------------
Other Assets                      -                -                        -
                          ---------        ----------             -----------
Net Cash Used in
Investing Activities      $       -                 -                       -
                          ---------        ----------             -----------
Cash Flows from
Financing Activities:
--------------------
Common Stock issued
for cash, net                    -           44,200                    44,200
                         ---------        ----------              -----------
Net Cash Provided for
Financing Activities     $       -        $  44,200                    44,200
                         ---------        ----------              -----------
Net Increase
 (Decrease) in Cash     $  (7,726)       $  41,004                    33,278
                         ---------        ----------              -----------
Cash Balance,
Begin Period                41,004                -                         -
                         ---------        ----------              -----------
Cash Balance,
End Period               $  33,278        $  41,004               $    33,278
                         =========        ==========              ===========
Supplemental Disclosures:
 Cash Paid for interest  $       -        $       -               $        -
 Cash Paid for income
 taxes                   $       -        $       -               $        -


The accompanying notes are integral part of the consolidated financial statements.
                                            6

                                            26

                           Aerobic Creations Inc.
                    (A Development Stage Enterprise)
               May 31, 2004 and September 30, 2004 (unaudited)
                        Notes to Financial Statements

Note 1 - Nature of operations and basis of presentation
-------------------------------------------------------
Organization
------------
Aerobic Creations Inc. was incorporated under the laws of the State of Nevada on February 25, 2004 for the purpose of producing, distributing and marketing aerobics workout DVD's.

The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and 1,800,000 shares issued and outstanding as of September 30, 2004.

During the period the Company filed a Form 504 Registration Statement with the State of Nevada and raised $40,000 by way of an offering memorandum for 800,000 shares of the Company's common stock at a price of $0.05 per share. The funds will be used for expenses and working capital.

The Company has been in the initial organization stage since inception and has no current operating revenues. The Company's ability to continue as a going concern is dependent on raising additional capital to fund future operations or generating net profits from its planned business operations to ultimately attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern.

 The officers and directors have agreed to advance funds to the Company on an as-needed basis for operating expenses until such time as it becomes profitable. Any such advances or loans would be repaid from revenues as and when they become available, at no interest. The Company currently anticipates that it will have its initial inventory ready for sale so it can begin generating revenues during the first quarter of 2005; however, the Company has not yet generated any revenues. The Company expects to satisfy cash requirements for business operations for at least the next 12 months with its current cash in the bank, funds advanced from officers and directors, plus revenues it expects to derive from business operations; however, the Company's auditors have expressed substantial doubt as to our ability to continue as a going concern.

Basis of presentation
---------------------
These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

The Company's year end is December 31 with its initial period being from February 25, 2004 (inception) to December 31, 2004.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------
Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board Statement ("SFAS") No. 7. The Company is devoting all of its present efforts to securing and establishing a new business. Its planned principal operations have not commenced and accordingly, no revenue has been derived during the organizational period.

                                      7

                                      27


                          Aerobic Creations Inc.
                (A Development Stage Enterprise)
            May 31, 2004 and September 30, 2004 (unaudited)
                     Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (con't)
----------------------------------------------------------
Use of Estimates
----------------
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
-----------------------------------
In accordance with the requirements of SFAS No. 107, management has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term maturity of the instruments.

Federal Income Tax
------------------
The Company has adopted and accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Net Loss per Common Share
-------------------------
Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of the Company. The accompanying presentation is only of basic loss per share as there are no potentially dilutive factors.

Stock-Based Compensation
------------------------
The Company has not adopted a stock option plan and has not granted any stock options. Accordingly no stock-based compensation has been recorded to date.

                                    8

                                   28

                       Aerobic Creations Inc.
                 (A Development Stage Enterprise)
             May 31, 2004 and September 30, 2004 (unaudited)
                     Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (con't)
----------------------------------------------------------
Comprehensive Income
--------------------
SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company has not had any transactions requiring disclosure of comprehensive income.

Note 3 - Common Stock
---------------------
The Company's capitalization is 100,000,000 common shares with a par value of $0.001 per share.

As at September 30, 2004 and to date, the Company has not granted any stock options and has not recorded any stock-based compensation.

Effective February 25, 2004 a total of 1,000,000 shares of the Company's common stock were issued to the founding officers and directors pursuant to stock subscription agreements at $0.005 per share for total proceeds of $5,000.

From May 11, 2004 to May 26, 2004 a total of 800,000 shares of the Company's common stock were issued to 26 investors at $0.05 per share for total proceeds of $39,200, net of commissions of $800, pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on May 6, 2004.

Note 4 - Related Parties
------------------------
The Company currently has no significant related party transactions with any related individuals or entities.

The Company currently uses office space provided by the directors of the Company on a rent-free basis not subject to any formal rental or lease agreement. The Company has determined that the fair value of the office space provided is not significant and as such has not been recorded in these financial statements.

Note 5 - Income Taxes
---------------------
The Company has net operating loss carry-forwards of approximately $13,900 which may be available to offset future taxable income. Due to the uncertainty of realization of these loss carry-forwards, a full valuation allowance has been provided for this deferred tax asset.

                                    9

                                    29


                                 PART III
                                 ========

Items 1 and 2.   Index to and Description of Exhibits
-----------------------------------------------------
The following exhibits  marked with an asterisk and required to be included in this registration statement filing can be found in their entirety in our original Form 10SB registration statement filed on December 23, 2004 under CIK #0001311953 on the SEC website at www.sec.gov :

Exhibit No.      Description                    Page No.
-----------      -----------                    --------
 *  3(i)          Articles of Incorporation         31
 *  3(ii)         Bylaws                            32
   23             Consent of Accountants            49


                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Aerobic Creations Inc.,
                                a Nevada corporation
                                ------------------------

Date:  February 6, 2005         By:/s/ Nicole Funk, President,
                                CEO, CFO, Treasurer, Principal
                                Accounting Officer and Director


Date:  February 6, 2005         By:/s/ Norm Funk, Secretary
                                and Director
















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